BAYTEX TO DIVEST OF U.S. EAGLE FORD ASSETS TO ADVANCE

HIGHER-RETURN CANADIAN CORE PORTFOLIO

Transaction delivers immediate value, strengthens financial position, supports material shareholder returns and accelerates disciplined growth in Western Canada

CALGARY, ALBERTA (November 12, 2025) - Baytex Energy Corp. ("Baytex" or the "Company") (TSX: BTE) (NYSE: BTE) today announced it has entered into a definitive purchase and sale agreement to sell its U.S. Eagle Ford assets to an undisclosed buyer (the "Buyer") for US$2.305 billion (approximately $3.25 billion) in cash (the "Transaction").

"This Transaction positions Baytex as a focused, high-return Canadian energy producer," said Eric T. Greager, President and Chief Executive Officer. "Consistent with our disciplined approach to portfolio management, we continually review our asset base to maximize long-term value. Monetizing our U.S. Eagle Ford assets strengthens our balance sheet, supports capital allocation to our highest-return opportunities and positions us to deliver meaningful shareholder returns."

Transaction Highlights

• Portfolio Optimization: Refocuses Baytex on the highest-return assets in its portfolio to drive long-term value creation - capital efficient heavy oil development and its scalable position in the Pembina Duvernay.

• Balance Sheet Recapitalization: Results in an industry leading financial position. Initially, Baytex will have a net cash position and intends to repay its outstanding credit facilities and 2030 Senior Notes.

• Accelerated Shareholder Returns: With strengthened financial positioning, Baytex intends to resume purchases under its normal course issuer bid and is committed to returning a significant portion of the proceeds to shareholders following closing which may include a substantial issuer bid. Baytex expects to maintain its current dividend of $0.09 per share (annualized) (1).

• Disciplined Growth: Extensive Canadian inventory of over 2,200 drilling locations supports a targeted annual production growth rate of 3-5% at US$60-65/bbl WTI with flexibility to further accelerate growth in a more constructive pricing environment.

"This Transaction provides Baytex with the financial strength and flexibility to pursue our strategic priorities," said Mark Bly, Chair of the Board of Directors. "By sharpening our focus on core Canadian assets, we have a solid foundation to drive disciplined growth, capitalize on new opportunities, and deliver long-term value for our shareholders."

(1) Refer to the Distribution Advisory section in the press release for further information.

The purchase price will be subject to adjustments based on an effective date of September 1, 2025. The Transaction is expected to close in late 2025 or early 2026, subject to customary closing conditions and regulatory approvals, including approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act. The purchase and sale agreement provides for a US$200 million deposit by the Buyer, which deposit may be forfeited by the Buyer to Baytex in certain circumstances set out in the purchase and sale agreement.

A copy of the purchase and sale agreement will be filed on Baytex's SEDAR+ profile and will be available for viewing at www.sedarplus.ca.

Post Transaction Strategy: A Focused Canadian Energy Producer

Baytex will be a focused Canadian energy producer with high-quality heavy oil operations at Peavine, Peace River, and Lloydminster, as well as an attractive, scalable position in the Pembina Duvernay and high netback light oil in the Viking. With a net cash balance sheet and a US$8/bbl improvement in the  corporate sustaining break-even(1) to US$52/bbl, Baytex will have the financial strength and resiliency to pursue value-enhancing opportunities for shareholders.

The Canadian portfolio delivered production of 65,000 boe/d(2) (89% crude oil and NGLs) in the first nine months of 2025, which reflects a 5% growth rate compared to 2024 (excluding non-core divestitures).

The Company's heavy oil assets comprise 750,000 net acres of land and 1,100 drilling locations, which supports approximately 10 years of drilling at our current pace of development.

In the Pembina Duvernay, Baytex has assembled 91,500 net acres of land and identified approximately 212 drilling locations. Over the next two years, the Company expects to transition to a one-rig drilling program with 18 to 20 wells per year, targeting production of 20,000-25,000 boe/d by 2029-2030.

At a WTI price of US$60-65/bbI, Baytex intends to target annual production growth of 3-5%. In a more constructive pricing environment, the Company has significant optionality across its portfolio to accelerate growth beyond these levels. Preliminary capital spending plans for the Canadian business in 2026 are estimated at $550-$625 million.

Upon closing, Baytex will provide detailed 2026 guidance, a three-year outlook highlighting the Company's streamlined Canadian asset base, and an updated capital allocation framework reflecting our improved financial position.

Details of the Eagle Ford Assets

The Eagle Ford assets being divested represent all of Baytex's U.S. business.

As of December 31, 2024, these assets had proved plus probable reserves of 401 million boe (277 million boe proved; 124 million boe probable). In Q3/2025  production averaged 82,765 boe/d (52,330 bbl/d of light oil and condensate, 15,582 bbl/d of NGLs, and 89,115 Mcf/d of natural gas).

(1) Corporate sustaining break-even is determined by calculating the minimum WTI price (US$/bbl) required to generate free cash equal to zero while sustaining current production levels.

(2) Comprised of 42,825 bbl/d heavy oil, 11,852 bbl/d light oil and condensate, 3,199 bbl/d NGLs and 42,335 Mcf/d natural gas.

Advisors and Fairness Opinion

RBC Capital Markets is acting as financial advisor to Baytex in connection with the Transaction.

The Transaction has been unanimously approved by the Baytex board of directors. Scotiabank has provided an opinion to Baytex's board of directors to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Baytex under the Transaction is fair, from a financial point of view, to Baytex.

Goldman Sachs Canada Inc. is acting as strategic advisor to Baytex.

Vinson & Elkins LLP and Burnet, Duckworth & Palmer LLP are serving as Baytex's legal counsel.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "believe", "continue", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date hereof and are expressly qualified by this cautionary statement.

The forward-looking statements in this press release, include, among other matters, the following: the expected closing of the Transaction and the expected timing thereof; the conditions to closing of the Transaction; the intended use of proceeds of the Transaction, including the statement that Baytex intends to use the proceeds to repay its outstanding credit facilities and notes and to return a significant portion of the proceeds to shareholders; Baytex's plans to resume purchases under its normal course issuer bid and to provide shareholder returns, including potentially through a substantial issuer bid; Baytex's expectation that it will maintain its current dividend amount; the benefits of the Transaction and Baytex's business, business strategies and plans following the completion of the Transaction; planned and potential exploration, development and production activities; Baytex's targeted annual growth rate for its Canadian assets; and Baytex's capital spending plans for 2026 assuming completion of the Transaction; and targeted future production.

The forward-looking statements contained herein are based on certain key assumptions regarding, among other things: all closing conditions to the Transaction will be satisfied and the closing of the Transaction will occur as anticipated; expected closing adjustments and Transaction costs; the approval of any share buybacks and dividend payments being subject to the approval of the Board of Directors; oil and natural gas prices and differentials between light, medium and heavy crude oil prices; well production rates and reserve volumes; ability to add production and reserves through our exploration and development activities; capital expenditure levels; operating costs; ability to borrow under credit agreements; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; ability to develop crude oil and natural gas properties in the manner currently contemplated; ability to market oil and natural gas successfully; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed and to pay shareholder returns; current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated); royalty rates, taxes and capital, operating, general & administrative and other costs; anticipated timelines and budgets being met in respect of drilling programs and other operations; and other matters. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such risks and uncertainties include, but are not limited to: failure to meet estimated production guidance; changes to capital spending plans; risk that the Transaction will not be completed on the terms anticipated or at all, including due to a closing condition not being satisfied; if the Transaction closes as anticipated, the Board of Directors of the Company retains the discretion to determine how to use the proceeds to the Transaction, and such use of proceeds may be different from that disclosed herein; failure of Baytex to achieve the benefits of the Transaction; the risk of an extended period of low oil and natural gas prices (including as a result of tariffs); risks associated with our ability to develop our properties and add reserves; that we may not achieve the expected benefits of dispositions and acquisitions and we may sell assets below their carrying value; the availability and cost of capital or borrowing; restrictions or costs imposed by climate change initiatives and the physical risks of climate change; the impact of an energy transition on demand for petroleum productions; availability and cost of gathering, processing and pipeline systems; retaining or replacing our leadership and key personnel; changes in income tax or other laws or government incentive programs; risks associated with large projects; risks associated with higher a higher concentration of activity and tighter drilling spacing; costs to develop and operate our properties; risks associated with achieving our total debt target, production guidance, exploration and development expenditures guidance; the amount of free cash flow we expect to generate; risk that the board of directors determines to allocate capital other than as set forth herein; current or future controls, legislation or regulations; restrictions on or access to water or other fluids; public perception and its influence on the regulatory regime; new regulations on hydraulic fracturing; regulations regarding the disposal of fluids; risks associated with our hedging activities; variations in interest rates and foreign exchange rates; uncertainties associated with estimating oil and natural gas reserves; our inability to fully insure against all risks; risks associated with a third-party operating our Eagle Ford properties; additional risks associated with our thermal heavy crude oil projects; our ability to compete with other organizations in the oil and gas industry; risks associated with our use of information technology systems; adverse results of litigation; failure to comply with the covenants in our debt agreements; the impact of Indigenous claims; risks of counterparty default; impact of geopolitical risk and conflicts, loss of foreign private issuer status; conflicts of interest between the Company and its directors and officers; variability of share buybacks and dividends; risks associated with the ownership of our securities, including changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2024 filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and in our other public filings. The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes.

The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

All amounts in this press release are stated in Canadian dollars unless otherwise specified.

Financial Outlook

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to, our capital spending plans for our Canadian assets for 2026, all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook, whether as a result of new information, future events or otherwise. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

Distribution Advisory

Any decision to pay dividends on Baytex's common shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith) or acquire common shares pursuant to a share buyback (including through the Company's current normal course issue bid or a potential substantial issuer bid) will be subject to the discretion of the Board of Directors and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions (including covenants contained in the agreements governing any indebtedness that the Company has incurred or may incur in the future) and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares that the Company will acquire pursuant to share buybacks, if any, in the future. Further, the payment of dividends to shareholders is not assured or guaranteed and dividends may be reduced or suspended entirely.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release discloses drilling inventory and potential drilling locations. Drilling inventory and drilling locations refers to Baytex's total proved, probable and unbooked locations. Proved locations and probable locations account for drilling locations in our inventory that have associated proved and/or probable reserves. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations are farther away from existing wells and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. In the Duvernay, Baytex's net drilling locations include 42 proved and 20 probable locations as at December 31, 2024 and 150 unbooked locations. In the Viking, Baytex's net drilling locations include 541 proved and 168 probable locations as at December 31, 2024 and 207 unbooked locations. In the heavy oil business unit, Baytex's net drilling locations include 149 proved and 112 probable locations as at December 31, 2024 and 839 unbooked locations.

Reserves data set forth in this press release is based upon an evaluation of the Company's reserves prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook by McDaniel & Associates Consultants Ltd. effective December 31, 2024 (the "McDaniel Report").  The estimates of reserves contained in the McDaniel Report and referenced in this press release are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual reserves may be greater than or less than the estimates contained in the McDaniel Report and referenced in this press release.  The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.  Readers should refer to the Company's annual information form for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca for a complete description of the McDaniel Report and the material assumptions, limitations and risk factors pertaining thereto.

Additional information regarding the Transaction can be found in the presentation on Baytex's website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com